HUDSON VALLEY HOLDING CORP.

"...RE IT IS."

"YOU'LL HAVE IT."

"...es! We can do that."

"IT CAN BE DONE."

"...DO IT" "NO P..."

"IT'S NOT IMPOSS..."

ANNUAL REPORT 2001

"RIGHT AWAY." "DEFINITELY."

HUDSON VALLEY HOLDING CORP.

Hudson Valley Bank, Westchester County's largest independent commercial bank, celebrates its thirtieth anniversary in 2002. Over the past three decades, we have enjoyed strong and steady growth by providing responsive and flexible banking solutions to businesses, professionals and individuals in the Westchester and Bronx communities we serve. We look forward to continued success in the future as we strive to meet customer needs and exceed their expectations.







AT YOUR

SERVICE











"Our firm needs special escrow accounts."

Our innovative Attorney Trust Account (ATA) combines an Interest on Lawyer Account (IOLA), a Client Benefit Trust Account (CBTA) and a Trust Checking Account. It minimizes bookkeeping and other administrative burdens, ensures full compliance with NY State regulations, and our statements are consolidated for fast, easy reference. A dedicated operations staff and knowledgeable branch personnel support this service.



"Managing 30 buildings requires a sophisticated bank."

We provide property managers with a full range of construction and permanent financing options for their investment properties. Our customized Lockbox Services turn a messy administrative chore into an orderly, professional process. The service provides for the easy, organized tracking of funds and ensures prompt deposit of receivables and same day account credit.



Hudson Valley has distinguished itself through its ability to provide creative and timely financing solutions to support the expansion goals and program growth of religious organizations and other not-for-profits. Our dedicated specialists understand their needs and the Bank supports their fundraising efforts.

"We needed help in financing our expansion."



With a sizeable portfolio of health care facilities and nursing home customers, we understand the numerous and complicated regulatory and reimbursement issues which operators face. We are capable of providing innovative solutions for financing needs and we have developed deposit products that help with their administrative challenges.

"We have different needs than other businesses."

Our branch on East Tremont Avenue has brought personalized banking back to the Bronx for businesses, professionals and individuals. At Hudson Valley our customers are treated as individuals, not numbers. In March 2002 we opened our second branch in the Bronx on Allerton Avenue. This will enable even more businesses and professionals in the Bronx to experience banking as it used to be.


HV
HUDSON VALLEY BANK

"They've brought Community Banking back to the Bronx."

Our Investment Management and Trust Department offers a wide range of quality investment and trust products delivered with a high degree of personalized service. Our experienced investment professionals take the time to understand your financial objectives and then develop an investment program so you can realize your goals.



"Now I have piece of mind with my investments."



"Developing a property requires specialized financing."

Hudson Valley has a great deal of experience with the complex financing issues that affect commercial real estate developers. We've financed the construction of real estate properties in the boroughs of New York City, in Westchester, Putnam, Dutchess and Rockland Counties and in Connecticut as well. We also provide permanent financing for both investment and owner occupied properties.



"It's like having a branch right in our building."

In the Spring of 2002, with the opening of our Manhattan Branch in the Lincoln Building across from Grand Central Terminal, professionals and business owners will be treated to a special banking experience. Our office will offer a friendly, "no hassle" environment that will make them think of their bank in a positive new light. And if they're too busy to come to us then we'll go to them.

Year Ended	2001	2000
(In thousands, except per share data)		
Interest income	$ 89,878	$ 87,266
Interest expense	32,517	40,785
Net interest income	57,361	46,481
Net income	18,881	16,158
Average assets*	$1,319,067	$1,220,094
Average equity capital*	100,752	86,820
Return on average equity*	18.74%	18.61%
Return on average assets*	1.43%	1.32%
Assets	$1,372,453	$1,289,970
Loans (net)	600,377	506,101
Deposits	888,377	879,575
Equity*	107,607	93,155
Per share: **		
Book value	$ 20.46	$ 18.01
Basic earnings	3.61	3.14
Diluted earnings	3.52	3.05

* Excludes unrealized gains or losses on securities available for sale

** 2000 and prior adjusted for the effects of subsequent annual 10% stock dividends

Diluted Earnings per Common Share**
(in dollars)


97 2.19
98 2.34
99 2.68
00 3.05
01 3.52

Equity*
(in thousands)


97 63,137
98 71,421
99 81,194
00 93,155
01 107,607

Net Income
(in thousands)


97 11,080
98 12,254
99 14,004
00 16,158
01 18,881

Return on Average Equity*
(in percent)


97 18.60
98 18.44
99 18.60
00 18.61
01 18.74

To Our Shareholders:

Thirty years ago, Hudson Valley Bank first opened its doors for business. Our goal was straightforward: to provide a full range of banking services to the businesses, professionals and individuals in our community, and to deliver them with exceptional individualized attention. We would be a local bank in the full sense of the term, with local ownership and local decision making. We would accept deposits in our local communities and reinvest those deposits back into the community by making loans to small businesses, professionals, not-for-profit organizations and individuals that would help the communities grow and prosper.

Today, holding to our philosophy, we are the largest independent commercial bank in Westchester County and we are committed to retaining this status. Our rock solid balance sheet with a quality loan portfolio, low cost core deposits and a track record of double-digit earnings growth will enable us to do so. We have achieved our financial stature by continuously expanding our market presence and developing new and innovative products in order to keep pace with the changing needs of our customers.

We believe that our focused style of banking offers concrete advantages. By specializing in specific niche markets, we try to understand the needs of our customers and tailor our products and services to their individual requirements. We invest the time to get to know our customers and always consider the totality of their relationship with the Bank. All this allows us to follow a "Yes! We can do that." philosophy when a customer comes to us with a request that is not within ordinary norms. We make every effort to see if we can provide what is needed. This leads to a high level of customer satisfaction. Our best advertisement is a very satisfied customer and these people have become our best source of business.

For 26 consecutive years, Hudson Valley's net income has increased over the prior year and so have its assets. Its return on equity is among the highest in the nation. Our earnings in 2001 reached $18.9 million, a 16.7% increase over the $16.2 million reported in 2000 and our return on average equity was 18.7%. This is the 14th consecutive year that the Bank's return on equity, a key measure of shareholder value, has exceeded 18%. Year-end



assets rose to $1.4 billion, a gain of 7.7% over the $1.3 billion recorded twelve months earlier, and our loan portfolio grew by 18.6%, to $600 million from the $506 million reported a year ago.

Based on our continued strong performance, the Board of Directors raised total annual cash dividends by nine percent to $1.33 per share compared to $1.22 per share in 2000. In addition, a 10% stock dividend was also declared in the Fourth Quarter.

Speaking of the future, from our roots in Yonkers, Hudson Valley has grown over the past three decades to serve the Westchester community with 13 branches located throughout the county. In the spring of 2002 we'll be opening a 14th branch in Westchester at our Headquarters' building in Yonkers which is located at 21 Scarsdale Road, on the Tuckahoe border. In 1999, we brought our style of community banking to the Bronx with the opening of our first Bronx Branch at 3130 East Tremont Avenue and customer response has been overwhelmingly positive. So much so that on March 4, 2002 we opened our second Bronx branch at 975 Allerton Avenue and we are confident that it will be equally well received. Convinced that our "personal touch and high quality service" philosophy and our "Yes! We can do that." attitude have appeal to the often ignored small business owners, professionals, not-for-profits and individuals, we are planning to open a branch in Midtown Manhattan in the Second Quarter of 2002. The full-service branch will be located in the Lincoln Building, directly across from Grand Central Terminal, at 60 East 42nd Street in Suite 1836. Initial response to this news has been extremely positive; and, we will continue to seek out additional markets that have similar attributes to ones in which we have been successful.

"We focus on serving customers in select markets in ways that exceed their expectations. We believe that our philosophy of local ownership, local management, local decisions and customer focus will always be welcome and appreciated."

William E. Griffin,
Chairman of the Board *(left)*

James J. Landy,
President and Chief Executive Officer

The financial strength that allows us to expand into new markets also enables us to invest in other areas of our business. In 2001, we launched Internet Banking and Electronic Bill Payment services for our customers. And in 2002 we will be making significant investments in our technology systems, allowing us to enhance products and further customize services, all designed to better serve our customers. Our financial strength also enables us to underwrite larger loans than we have in the past. This was a contributing factor to the continued significant growth of our loan portfolio in 2001. We anticipate this trend will continue in 2002 as we further demonstrate that we are a local bank that can handle the increasingly larger financing needs of our customers.

For many years, we have been aided by our Business Development Board, made up of business, professional and civic leaders in our area. Over the past several years, as our business grew and we moved into new markets, our Business Development Board has also expanded. In 2001, we appointed a number of outstanding individuals to this Board, bringing our membership to 106 strong. These individuals serve as ambassadors, facilitating our introduction to new opportunities. They also provide us with important community insights and help us keep abreast of emerging issues. We would like to thank retiring members Richard Kaeyer and John White for their years of dedicated service. Finally, we deeply mourn the loss of Martin Walshin, a long-time friend of the Bank and member of the Business Development Board, who worked tirelessly on behalf of the Bank, the Foundation and the community. Marty, we all miss you.

We take our role in community affairs seriously. We donate both time and money to deserving organizations in the communities we serve. This has been our philosophy from the beginning and we are proud of it. In 1981, we established the Hudson Valley National Foundation to coordinate our fundraising activities and manage the distribution of collected monies. Since its inception, the Foundation has given more than $2.3 million to over 400 local charities. Beneficiaries of grants have included hospitals, senior citizen and youth groups, the handicapped, service clubs, cultural and educational institutions, nursing homes, groups servicing the homeless, and other not-for-profit organizations.

While much has changed in the world and in our local communities since our founding in 1972, our mission remains the same: We focus on serving customers in select markets in ways that we hope exceed their expectations. We believe that our philosophy of local ownership, local management, local decisions and customer focus will always be welcome and appreciated.

William E. Griffin
Chairman of the Board

James J. Landy
President and Chief Executive Officer

"We invest the time to get to know our customers, understand their needs, and tailor our products and services to their individual requirements."

Executive Management

(Sitting left to right)
Stephen R. Brown, ***Senior EVP, Chief Operating & Financial Officer***
Joseph L. Bellini, III, ***EVP***

(Standing left to right)
Michael P. Maloney, ***EVP***
Vincent T. Palaia, ***EVP, Chief Lending Officer***
Frank J. Skuthan, ***EVP***





Mount Vernon Neighborhood Health Center

Community Health Center

"We believe that maintaining the health of our patients is the key to maintaining the health of the community. Our full range of comprehensive medical services are available for all patients, regardless of their ability to pay, and we are proud of the difference we have made in the lives of thousands of families."

Carole Morris, *CEO* *(right)* and David A. Ford, Sr., *Board Chairman*

When the Mount Vernon Neighborhood Health Center opened its doors in 1973, its very existence seemed precarious. With a staff of 18, a facility of 6,000 square feet and a pre-registered caseload of 200 patients, the Center was short of everything but drive.

Today, that drive has built the Center into one of the largest facilities of its kind in the region. It is fully accredited by the Joint Commission on Accreditation of Health Care Services (JCAHCO). Its staff of 229 physicians, dentists, health care professionals and assistants provides comprehensive health care services in over 160,000 visits each year in its state of the art facilities in Mount Vernon and Yonkers.

Most of these patients are low- or middle-income individuals, and fully half of them are uninsured or underinsured. Without the Mount Vernon Community Health Center, they might not get the care they need.

Carole Morris, the Founder and CEO of the Mount Vernon Neighborhood Health Center, is the individual most responsible for its existence. She grew up in Mount Vernon, graduated from high school there and earned her RN degree from the Mount Vernon School of Nursing.

"Our main focus is making sure that patients get the health care they need," she said. "And while administrative issues are certainly important, we can't afford to have them distract us from our primary mission."

That's why Ms. Morris and the Mount Vernon Center rely on Hudson Valley Bank. "Things run so smoothly and so well, I never have to worry about banking," she said.

"When we need credit, they're there," Ms. Morris said of Hudson Valley. "They help us manage our payroll account and the accounts of our staff without any problems. And they're nearby for our doctors and our staff."

"As a community health center, we wanted to use a community bank," she continued, "and Hudson Valley has always been an independent bank, a helpful bank."

"We keep our patients healthy and Hudson Valley Bank keeps us healthy," she said. "Our major bank, the one we love, is Hudson Valley."

Garthchester Realty

Real Estate Management Company

Garthchester Realty is a leading property management firm for co-ops, condos and homeowner associations in Westchester and Riverdale. Founded more than 20 years ago by John Bonito and Jay Mendel, Garthchester today has a staff of 23 managing approximately 6,000 units.

Bonito and Mendel credit their achievements to an emphasis on service and a division of labor that plays to the strengths of each partner.

"When we meet boards, we're successful because of our partnership," Mendel said. "John is the nuts and bolts guy. My background is numbers." However, he added, "We understand each other's work."

The company is known for building customer loyalty. "Most accounts that we manage have been with us more than 10 years," said Bonito. "It's very unusual in this business to maintain a long-term relationship."

As their firm grew over the years, Bonito and Mendel realized that they needed a more focused, more responsive bank. "Hudson Valley came in and said, 'we're going to do everything you want,' said Mendel. "And they did."

"We were apprehensive," Bonito added, "but we were wrong; they were right. Everything they said they'd do, they did."

Garthchester Realty appreciates Hudson Valley's industry-specific knowledge and range of services. "They're available for second mortgages and for bridge loans," said Mendel, "with very quick turnaround."

Lock box service, with daily pick-up of receipts, is another plus. "The money goes right to the Hudson Valley lock box. Money from each account stays separate; it's never co-mingled. Sometimes there are two or three entities within a given account. They're all under the Garthchester umbrella, but the money doesn't go from one to another. It's nice and clean; the lock box provides security."

"The thing that makes Hudson Valley different is the same thing that makes Garthchester different," Bonito said. "It's the personal touch."

"What makes any service company successful is ongoing attentiveness. It's follow up, follow up, follow up. That's Hudson Valley and that's Garthchester Realty."

Jay Mendel, *Co-President* *(left)* and John Bonito, *Co-President*





Donna M. Kelly, Esq.

Attorney

"People know I can get the work done and they can rely on me. If someone says 'We have this problem,' I say, 'okay, let's figure out a solution'."

Donna M. Kelly, *Esq.*

Donna Kelly is an organized woman. As a real estate attorney, representing lenders, sellers and purchasers, she likes to make the best use of her time.

"If you've ever sat at a closing for three hours," she said, "it's not fun." So when she's at the table, Ms. Kelly makes sure that she's prepared.

"It seems that every year there are more documents, more procedures, regulations," she said. "The key is thoroughly preparing a file before closing."

"When I close a loan things go very quickly. I've organized everything ahead of time. I have software to produce closing documents and even to print checks."

She thought for a moment. "I find that clients really appreciate an efficient closing."

She appreciates working with others who share her commitment to quality service. That's why, she said, she banks with Hudson Valley.

"Someone was raving about the Attorney Trust Account and how easy it was to deal with Hudson Valley," she recalled, "so I tried them; and that was 16 years ago."

"I like the continuity of personnel at the branch," she continued. "It speaks well of the bank that the employees stay. It's nice to have a personal relationship with people you deal with on a daily basis."

Hudson Valley's local focus is beneficial as well, she said. "When you need an answer to a question, it is offered almost immediately." No one else is capable of offering attorneys the services that Hudson Valley does.

Most of all, Hudson Valley makes running her time-sensitive business easier. "No one else picks up deposits; and they have certified checks ready when I get to the bank. I simply fax a request and they have my check ready when I get there."

She was asked if she found parallels between Hudson Valley and herself. "Well," Ms. Kelly said, "I've always been organized, positive, pro-active and upbeat."

Matell Contracting Company, Inc.

Construction Company

The construction business is competitive, demanding, labor intensive and error intolerant. Many firms are here today, gone tomorrow. So when a company prospers over the long term, as Matell Contracting has, it's never an accident. It's a function of smart management, solid planning and hard work.

"We're very good at what we do and we put our hearts and souls into the job," said owner Anthony Martello, who started Matell in 1979. "If the job is supposed to take ten weeks, we'll try to be done in five. Our goal is to finish the job quickly and make the client very happy."

"The company focuses on the upper range of the market," Martello said. "We look for more difficult assignments, where our skill and experience can make a difference."

Their projects range in size from $100,000 to more than $3 million. "Hospital work, residential, commercial, offices – whatever comes," he said. "We've completed projects for Montefiore Medical Center, General Motors and Lutheran Medical, and we've developed upscale residential homes in the Westchester area. Every job is completely different; they're all made to order."

Though Martello believes in giving individual attention to each job, he quickly learned that banks didn't always share his philosophy. "I've worked with just about every big name bank, and you're a number with them," he said.

"At Hudson Valley, by contrast, I talk to an executive. I can even walk into the Chairman's office. It's just a great relationship."

Prompt decisions are another benefit of Hudson Valley's local management. "You speak about what you need," Martello explained, "and in a couple of days they come back and say, 'We're going to do it for you.'"

Matell Contracting finds Hudson Valley an ideal partner in many ways. "We have checking accounts, savings accounts, commercial loans, CDs, construction loans, home loans –" Martello paused to catch his breath – "we have everything with them."

"I still enjoy getting up every morning and coming to work. Matell Contracting is a fun place to be."

Anthony Martello, *President*


MATELL CONTRACTING CO. INC.



VILLAGE OF TUCKAHOE

LOCAL MUNICIPALITY

"We're celebrating Tuckahoe's centennial in 2002," said Mayor White. "We have lots of activities planned: bands, a history search and more. This is just a good place to live."

Hon. Philip A. White, *Mayor*

The Village of Tuckahoe has come a long way from its roots as a Dutch farming plantation of the 1600s. Today, the former "marble capital of the world" is a diverse community of 6,500 individuals, a blend of old and new nestled between White Plains, New Rochelle, Yonkers and Mt. Vernon.

With two train stations in an area less than one mile square, the village is a magnet for those who commute to jobs in New York and White Plains. It's home to electronic parts suppliers, warehouses, a thriving commercial district and an unusual amount of open space for a community its size.

The challenges facing Tuckahoe are familiar to any municipality: traffic congestion, the need for more parking, the need to balance growth against quality of life concerns. And, of course, the need to ensure that the municipality's financial operations run smoothly.

Hudson Valley Bank has worked with the Village of Tuckahoe for nearly a decade. As Mayor Philip White said recently, "The bulk of our business goes to Hudson Valley Bank because of the way they respond and the good service they provide."

Mr. White remembered a time when cash was needed quickly and Hudson Valley Bank loaned the village a quarter of a million dollars within a few hours. "They're tuned in," Mr. White said of Hudson Valley. "They have this niche and they know how to do these things. They understand Municipal financing and are responsive to our needs."

When it came to collecting taxes, historically a cumbersome, time consuming and labor intensive exercise, Hudson Valley streamlined the process. "They developed a lock box system for us," the Mayor remembered. "The money goes right in to the lock box and they download it right into our system." "They're responsive, they act quickly, and their rates are good", he added.

The Mayor also acknowledged the Bank's longstanding commitment to Tuckhoe. "For example, for years they have been the major sponsor of the Annual Tuckahoe Challenge Road Race, an important event held in the village every September. Hudson Valley gives back to the community."

NABER ELECTRIC CORP.

ELECTRICAL CONTRACTOR

For the past 17 years, Awni Naber has brought power to the people. His company, Naber Electric Corp., is one of the leading electrical contractors in the region, wiring offices, stores, factories, schools, government buildings, homes and warehouses throughout Westchester and Rockland Counties.

Though commercial properties are the company's primary focus, projects can range "from a doghouse to a skyscraper," Naber said, and they cover "all aspects of electrical work."

The company is more than his business; it's his passion. "We've absorbed two companies since I started the firm," Naber said. "That's 75 or 80 men in Westchester and Rockland, with a core group of 20 to 30." He credits his success to "my father's drive, my mother's charm and support from my wife." He also recognizes "the reliability and productivity of my associates, 'The A Team' – teamwork is truly a key factor of success".

In the early days, Naber worked with several banks, but he never really felt comfortable with them. When he began working with Hudson Valley more than ten years ago, he was pleasantly surprised by the differences he found.

"It was more personal, more one-on-one," he said. "Their approach mirrored what we like to do: make a commitment and stand behind it." From the first, he said, Hudson Valley understood his business and gave him the tools he needed to be competitive.

"When you start bigger jobs," he said, "you need bonding." "That's a form of insurance required by the client – the individual, the contractor or the municipality – that lets them know that the money is there in case there's a glitch. Hudson Valley gave us the line of credit to meet those requirements."

"Over time," he continued, "we've put 99.99 percent of our banking and our investments into their hands. I've brought people to Hudson Valley as well; because I know my friends and business associates would appreciate being treated as people rather than as numbers."

"I try to lead by example and so does Hudson Valley," he said. "They conduct their business just like I do mine."

Awni Naber, *President*





"Hudson Valley is very much interested in the community and in our role in preparing young men to serve the community. We work very closely with the bank."

Monsignor Peter Finn, *Rector*

Ministering to the spiritual needs of a community can be a challenging vocation. It requires compassion, empathy and a deep well of faith. It also demands a rigorous scholastic foundation and intense preparation in order to help others make their way through life.

Since 1891, St. Joseph's Seminary has prepared young men for the priesthood and for lay positions in the church. Sprawled over 40 acres in the Dunwoodie section of Yonkers, St. Joseph's gray granite buildings are both home and school to approximately 120 students in the major seminary, minor seminary and deaconate programs.

St. Joseph's is a modern, up-to-date institution, carrying out its mission through all available media. It has, for example, its own TV station, and a private cable channel received in all Archdiocese schools. New York City news anchors often host the station's awards dinner, and Hudson Valley Bank is one of the original sponsors.

Monsignor Peter Finn, Rector of the seminary, was formerly Director of Communications for Cardinal Cooke and Cardinal O'Connor. Prior to that, Msgr. Finn was a pastor, and then a regional co-vicar, for Staten Island. Though he's been in his current position only a short while, he describes himself as "humbled and challenged" in his new role.

Msgr. Finn pointed out that St. Joseph's, like any institution, must concern itself with budgets, staffing issues, payrolls and the other quotidian realities of daily life. That's why the choice of bank is so important.

"We work very closely with Hudson Valley Bank," he said. "They handle the majority of our accounts, including checking and savings, and administrative functions as well. The bank also takes care of the gifting of stock that donors contribute to the Seminary."

We also teach a class to the seminarians on the role of banking in parish work. It covers how to set up accounts, how to monitor finances and other important issues that will arise in the course of a ministry. It's indicative of our desire to be part of the community in every way we can.

Business Development Board

Our Business Development Board is a resource of immeasurable value to us. Its 106 members, community leaders all, provide us with valuable introductions to prospective business customers and they play an integral role in the Bank's development efforts. They also serve as advisors and ambassadors for Hudson Valley, lending us their expertise and offering their insight and guidance. We are proud to have them on our side.



Angelo R. Martinelli
Chairman
Business Development Board



John P. Abplanalp
President
Precision Valve Corp.



Eugene Albert
Attorney & President
Albert Valuation Group, Inc.



John F. Alleva
Public Accountant
Alleva & Alleva



Leonard M. Anker
CEO
Anker Management Corp.



Mark I. Anker
President
Anker Management Corp.



Andrew J. Balint
Attorney
DelBello, Donnellan, Weingarten & Tartaglia



William F. Banks
Attorney
Banks, Curran & Schwam LLP



William G. Bastardi, Jr.
President
B&B Auto Parts



Michael J. Borrelli
President
Borrelli & Russo Agency, Inc.



Ellen M. Boyle
Attorney
Boyle Real Estate



Emmett Burke
Housing Consultant



Gary O. Carman
President & CEO
Julia Dyckman Andrus Memorial, Inc.



Mae R. Carpenter
Director
Westchester County Office for the Aging



Robert W. Castro
Accountant & Certified Financial Planner



Ernest R. Catenacci
Certified Public Accountant
Catenacci, Markowitz, DeLandri, Rosner & Co.



Paul F. Cocozza
Attorney
Cocozza & Cocozza P.F.C. Abstract Corp.



Cathy Alexis Comas
Vice President
M.J. Comas Co., Inc.



Clifford Cook
Owner
Clifford Cook
Moving & Storage



Joan Cunningham



Joseph R. Curto
Attorney
Leahy, Nyberg, Curto &
D'Apice



Michael P. D'Alessio
President
D'Alessio Enterprises LLC



Dominick N. D'Ambrozio
Attorney & CPA
D'Ambrozio, Newman
& Co., LLP



Carl A. D'Angelo
Consultant



Anthony V. DeBellis, Sr.
Commissioner of
Assessment
City of Mount Vernon



Steven E. De Young
Attorney



Patrick A. Diggins
President
Diggins Mechanical
Corporation



Edward W. Doyle
Attorney



Brian Alan Eisen
Attorney



Michael E. Fareri
President
Fareri Bros., Inc.



John P. Farrauto
Attorney
Farrauto, Berman,
Fontana & Selznick



Bram Fierstein
Vice President
Gramatan Management, Inc.



Eli B. Fine
Certified Public Accountant



John N. Finnerty
Retired Director,
President & CEO
HVB



David A. Ford, Sr.
Water Commissioner
Mt. Vernon
Board of Water Supply



James Foy
President and CEO
St. John's Riverside Hospital
and Yonkers General Hospital



George Friedberg
CEO
York International
Agency, Inc



Robert J. Galterio
General Manager
Yonkers Racing Corp.



Jeffery Garson
President
Garson Brothers
Development



Staffard Garson
President
Garson Brothers
Construction



Anthony Gazivoda
President
Gazivoda Realty Co., Inc.



Steven J. Giamundo
President
GIA Associates, Inc.



Mark D. Ginsberg
Attorney
Ginsberg & Redmond, P.C.



Lisa Gioffre-Baird
Attorney
Gioffre & Gioffre
Professional Corporation



John R. Gouveia
President
County Limousine Service



Patrick Grasso
President
Scott Industries



P. Daniel Hollis III, Esq.
Attorney
Shamberg Marwell
Hocherman Davis & Hollis, P.C.



George M. Homer, Jr.
Chairman & CEO
Murray, Schoen & Homer, Inc.


Martin M. Hopwood
President
E&M Distributors, Inc.


Thomas J. Hughes, Jr.
Attorney


Adam Ifshin
President
DLC Management Corporation


Peter Iovino
President
TOTAL Real Estate Services


Lloyd D. Jones


Richard E. Kaeyer
President
Kaeyer, Garment & Davidson Architects P.C.


Laurence Keiser
Attorney
Stern, Keiser, Panken & Wohl LLP


Marshall Klein


John T. Lamorte, II
President & COO
Westchester Property Management Group, Inc.


Warren Lesser
Chairman
H&S Property Management, Inc.


Royden A. Letsen
Former HVB Director, Attorney


Barry H. Levites
President
Levites Realty Management Corp.


Frank Licursi, Jr.
President
Licursi Insurance Agency


Dominick S. LoBasso
President
Central Auto Body


Joseph F. Lois, Jr.
President
[illegible] Contracting Corp.


Joseph Lorono
President
Lorono Construction


Lawrence L. Maffei
Attorney
Maffei, Maffei & Keating


Anthony Martello
President
Matell Contracting Co., Inc.


Kenneth M. Meccia
President
Statewide Abstract Corp.


Frederick K. Mehlman
President & CEO
J.R.D. Management Corp.


Michael Morelli
President
V.I.P. Country Club


Awni I. Naber
President
Naber Electric Corp.


Andrew J. Natale, Jr.
Attorney


Alan D. Nemlich
President
Regan Management Corp.


Ralph R. Nobile
Attorney
Nobile, Magarian & DiSalvo


Richard B. O'Neill
Property Manager and Consultant


James F.X. O'Rourke
Former HVB Director, Director of Ophthalmology
Westchester County Medical Center


Marc S. Oxman, Esq.
Attorney
Oxman Tullis Kirkpatrick Whyatt & Geiger, LLP


Dominick Pasquale, Jr.
President
Mt. Kisco Supply Company, Inc.


Sandy Poritzky
Meat Specialist
Alliant Food Service



Valorie J. Promisel
Attorney



Arnold L. Putterman
Attorney
Putterman & Putterman



Cory B. Rabin
Attorney
Rabin & Panero



Martin A. Rego
President
King Lithographers, Inc.



Ronald Rettner
President
Rettner Management Corp



Ero F. Rifelli
Chairman
United Iron, Inc.



Richard C. Ross
Attorney



Jeffrey L Sapir
Attorney



Andrew W. Sayegh
Attorney



Edward A. Sheeran
Executive Director
Yonkers Industrial
Development Agency



David Simkins
President
Mobile Communications Plus



Frank Sinatra Jr.
President
Sinatra Funeral Home, Inc.



Joseph J. Sisca, Jr.
President
J.J. Sisca & Associates
Building Corp.



Michael J. Spicer
President & CEO
St. Joseph's
Medical Center



Louis M. Spizzirro
Attorney



Lyle Ison Steinberg
President
Westchester Fairfield
Agency, Ltd.



Richard J. Strassfield, Esq.
Attorney
Harold, Salant,
Strassfield, & Spielberg



Richard M. Sussman
Attorney



Stephen Tenore
Co-Owner & Funeral Director
Lloyd Maxy & Sons,
Beauchamp Chapel, Inc.



Thomas C. Timmons, Ph.D.
Executive Director
Westchester School for
Special Children



Timothy R. Tostanoski
President
Truckmiles, Inc.



John P. Tucciarone
Attorney



Vito R. Verni
President
Verco Management



Iris Walshin
Vice President & Secretary
Martin Walshin, Inc.



Michael J. Whelan
President
Gardner M. Bishop, Inc.



Samual A. Wilkins, Jr.
President
Hillside Development Corp.



Frank Wymbs
President
Wymbs, Inc.



Dorothy L. Zeifer
President
North River
Associates, Inc.

Board of Directors

William E. Griffin
Chairman, Board of Directors
Hudson Valley Holding Corp.
Hudson Valley Bank
  Chairman
  Loan Committee

President
  Griffin, Coogan & Veneruso, P.C.

James J. Landy
Director
President and Chief Executive Officer
Hudson Valley Holding Corp.
Hudson Valley Bank

James M. Coogan
Director
Secretary, Board of Directors
Hudson Valley Holding Corp.
Hudson Valley Bank
  Chairman
  Fee Income &
  Product Development Committee

Vice President
Griffin, Coogan & Veneruso, P.C.

Stephen R. Brown
Director
Senior Executive Vice President,
Chief Operating Officer and
Chief Financial Officer
Hudson Valley Holding Corp.
Hudson Valley Bank

Gregory F. Holcombe
Director
Hudson Valley Holding Corp.
Hudson Valley Bank
  Chairman
  New Business Development
  Committee

Vice President
  Precision Valve Corp.

Angelo R. Martinelli
Director
Hudson Valley Holding Corp.
Hudson Valley Bank
  Chairman
  Asset & Liability Committee
  Business Development Committee

Chairman
  Gazette Press Inc.

Ronald F. Poe
Director
Hudson Valley Holding Corp.
Hudson Valley Bank
  Chairman
  Investment Committee
  Trust Committee

President
  Ronald F. Poe & Associates

John A. Pratt Jr.
Director
Hudson Valley Holding Corp.
Hudson Valley Bank
  Chairman
  Audit & Ethics Committee
  CRA & Compliance Committee

Retired President & CEO
  Hudson Valley Holding Corp.
  Hudson Valley Bank

Cecile D. Singer
Director
Hudson Valley Holding Corp.
Hudson Valley Bank
  Chairman
  Compensation & Organization
  Committee

Principal
  Cecile D. Singer Consulting
  Former Assemblywoman
  84th A.D. Westchester

Craig S.Thompson
Director
Hudson Valley Holding Corp.
Hudson Valley Bank
  Chairman
  Executive Committee

President
  Thompson Employee
  Pension Plans, Inc.

Pictured on Opposite Page:

Seated left to right:
Stephen R. Brown, William E. Griffin, Cecile D. Singer and Angelo R. Martinelli

Standing left to right:
James J. Landy, Ronald F. Poe, John A. Pratt, Jr., Craig S. Thompson, Gregory F. Holcombe and James M. Coogan



Hudson Valley Bank Branch Locations



Peekskill
Mount Kisco
9
New York
Connecticut
Thornwood
684
87
Elmsford
White Plains
287
WESTCHESTER
Port Chester
New Jersey
New York
New Rochelle
YONKERS
95
Mount Vernon
Hudson River
BRONX
Eastchester Bay
278
678
East River
Little Neck Bay
MANHATTAN
Headquarters
Main Branch
Branch

Deloitte & Touche

To the Board of Directors and Stockholders

Hudson Valley Holding Corp.

We have audited the accompanying consolidated balance sheets of Hudson Valley Holding Corp. and its subsidiary, Hudson Valley Bank, (collectively the "Company"), as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hudson Valley Holding Corp. and its subsidiary at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Stamford, Connecticut

January 29, 2002

CONSOLIDATED STATEMENTS OF INCOME

Hudson Valley Holding Corp. and Subsidiary

For the years ended December 31, 2001, 2000 and 1999 Dollars in thousands, except per share amounts	2001	2000	1999
Interest Income:			
Loans, including fees	$48,012	$42,272	$31,724
Securities:			
Taxable	33,804	37,336	32,002
Exempt from Federal income taxes	7,272	6,923	6,182
Federal funds sold	790	735	908
Total interest income	89,878	87,266	70,816
Interest Expense:			
Deposits	18,450	25,742	17,446
Securities sold under repurchase agreements and other short-term borrowings	5,855	10,181	7,221
Other borrowings	8,212	4,862	4,991
Total interest expense	32,517	40,785	29,658
Net Interest Income	57,361	46,481	41,158
Provision for loan losses	4,380	1,144	600
Net interest income after provision for loan losses	52,981	45,337	40,558
Non Interest Income:			
Service charges	1,182	1,127	1,046
Realized gain (loss) on sales of securities, net	(189)	692	19
Other income	1,438	729	534
Total non interest income	2,431	2,548	1,599
Non Interest Expense:			
Salaries and employee benefits	15,262	14,780	12,843
Occupancy	2,307	2,257	2,038
Professional services	2,212	2,560	2,011
Equipment	1,887	1,723	1,875
Business development	1,118	948	1,012
FDIC assessment	168	165	81
Other operating expenses	4,082	3,469	3,649
Total non interest expense	27,036	25,902	23,509
Income Before Income Taxes	28,376	21,983	18,648
Income Taxes	9,495	5,825	4,644
Net Income	$18,881	$16,158	$14,004
Basic Earnings Per Common Share	$ 3.61	$ 3.14	$ 2.74
Diluted Earnings Per Common Share	$ 3.52	$ 3.05	$ 2.68

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Hudson Valley Holding Corp. and Subsidiary

For the years ended December 31, 2001, 2000 and 1999 *Dollars in thousands*	2001	2000	1999
Net Income	$18,881	$16,158	$ 14,004
Other comprehensive income (loss), net of tax:			
Unrealized holding gain (loss) on securities available for sale arising during the year	9,307	22,847	(29,036)
Income tax effect	(3,867)	(9,365)	11,890
	5,440	13,482	(17,146)
Reclassification adjustment for net (gain) loss realized on securities available for sale	180	(692)	(19)
Income tax effect	(75)	284	5
	105	(408)	(14)
Unrealized holding gain (loss) on securities, net	5,545	13,074	(17,160)
Minimum pension liability adjustment	(17)	(17)	127
Income tax effect	7	7	(52)
	(10)	(10)	75
Other comprehensive income (loss)	5,535	13,064	(17,085)
Comprehensive Income (Loss)	$24,416	$29,222	$ (3,081)

See notes to consolidated financial statements.

Hudson Valley Holding Corp. and Subsidiary

December 31, 2001 and 2000 Dollars in thousands, except per share and share amounts	2001	2000
Assets		
Cash and due from banks	$ 29,821	$ 30,420
Federal funds sold	76,300	7,300
Securities available for sale, at estimated fair value (amortized cost of $614,385 in 2001 and $654,693 in 2000)	624,209	655,029
Federal Home Loan Bank of New York (FHLB) stock	10,459	9,461
Loans (net of allowance for loan losses of $8,018 in 2001 and $4,816 in 2000)	600,377	506,101
Receivable for securities sold	—	44,326
Accrued interest and other receivables	8,976	14,604
Premises and equipment, net	12,129	13,345
Other real estate owned	2,021	2,117
Other assets	8,161	7,267
Total Assets	$1,372,453	$1,289,970
Liabilities		
Deposits:		
Non interest-bearing	$ 342,112	$ 274,738
Interest-bearing	546,265	604,837
Total deposits	888,377	879,575
Securities sold under repurchase agreements and other short-term borrowings	143,529	197,872
Other borrowings	209,191	87,959
Payable for securities purchased	—	14,913
Deferred income taxes, net	3,958	1,652
Accrued interest and other liabilities	14,056	14,654
Total Liabilities	1,259,111	1,196,625
Commitments and contingencies (Note 10)		
Stockholders' Equity		
Common Stock, $0.20 par value; authorized 10,000,000 shares, outstanding 5,260,158 and 4,702,660 shares in 2001 and 2000, respectively	1,232	1,114
Additional paid-in capital	125,057	104,825
Retained earnings	4,829	9,279
Accumulated other comprehensive income (loss)	5,015	(520)
Treasury stock, at cost	(22,791)	(21,353)
Total stockholders' equity	113,342	93,345
Total Liabilities and Stockholders' Equity	$1,372,453	$1,289,970

See notes to consolidated financial statements.

Hudson Valley Holding Corp. and Subsidiary

For the years ended December 31, 2001, 2000 and 1999 Dollars in thousands, except share amounts	Number of Shares Outstanding	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 1999	**3,802,510**	**$ 915**	**$(18,087)**	**$ 72,898**	**$16,469**	**$ 3,501**	**$ 75,696**
Net income					14,004		14,004
Exercise of stock options, net of tax	96,216	19		1,790			1,809
Purchase of treasury stock	(76,239)		(2,443)				(2,443)
Sale of treasury stock	18,574		447	158			605
Stock dividend	382,538	77		12,165	(12,242)		—
Cash dividends					(4,276)		(4,276)
Minimum pension liability adjustment						75	75
Net unrealized loss on securities available for sale						(17,160)	(17,160)
Balance at December 31, 1999	**4,223,599**	**1,011**	**(20,083)**	**87,011**	**13,955**	**(13,584)**	**68,310**
Net income					16,158		16,158
Exercise of stock options, net of tax	85,112	17		2,209			2,226
Purchase of treasury stock	(40,897)		(1,436)				(1,436)
Sale of treasury stock	6,825		166	68			234
Stock dividend	428,021	86		15,537	(15,623)		—
Cash dividends					(5,211)		(5,211)
Minimum pension liability adjustment						(10)	(10)
Net unrealized gain on securities available for sale						13,074	13,074
Balance at December 31, 2000	**4,702,660**	**1,114**	**(21,353)**	**104,825**	**9,279**	**(520)**	**93,345**
Net income					18,881		18,881
Exercise of stock options, net of tax	112,646	23		3,155			3,178
Purchase of treasury stock	(48,677)		(1,819)				(1,819)
Sale of treasury stock	15,225		381	192			573
Stock dividend	478,304	95		16,885	(16,980)		—
Cash dividends					(6,351)		(6,351)
Minimum pension liability adjustment						(10)	(10)
Net unrealized gain on securities available for sale						5,545	5,545
Balance at December 31, 2001	**5,260,158**	**$1,232**	**$(22,791)**	**$125,057**	**$ 4,829**	**$ 5,015**	**$113,342**

See notes to consolidated financial statements.

Hudson Valley Holding Corp. and Subsidiary

For the years ended December 31, 2001, 2000 and 1999 Dollars in thousands	2001	2000	1999
Operating Activities:			
Net income	$ 18,881	$ 16,158	$ 14,004
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,380	1,144	600
Depreciation and amortization	1,641	1,697	1,727
Realized (gain) loss on security transactions, net	180	(692)	(19)
Amortization of premiums on securities, net	1,217	188	1,662
Realized gains on sale of loans held for sale, net	—	(5)	(46)
Originations of loans held for sale	—	(612)	(4,904)
Proceeds from sale of loans held for sale	—	617	4,950
Deferred taxes (benefit)	(1,629)	4,207	351
Increase (decrease) in deferred loan fees	141	(108)	473
(Increase) decrease in accrued interest and other receivables	5,628	(5,048)	(1,527)
Increase in other assets	(894)	(1,238)	(393)
Increase (decrease) in accrued interest and other liabilities	(615)	4,039	(2,528)
Other changes, net	417	169	(6)
Net cash provided by operating activities	29,547	20,516	14,344
Investing Activities:			
Net (increase) decrease in short-term investments	(69,000)	13,600	(17,400)
Increase in FHLB stock	(998)	(100)	(4,084)
Proceeds from maturities of securities available for sale	311,790	79,330	136,186
Proceeds from sales of securities available for sale	47,835	44,320	—
Purchases of securities available for sale	(320,721)	(121,047)	(236,283)
(Increase) decrease in receivable for securities sold	44,326	(44,326)	—
Increase (decrease) in payable for securities purchased	(14,913)	14,913	—
Net increase in loans	(98,797)	(94,223)	(105,688)
Net purchases of premises and equipment	(625)	(1,310)	(3,438)
Net cash used in investing activities	(101,097)	(108,843)	(230,707)
Financing Activities:			
Proceeds from issuance of common stock	2,857	2,133	1,719
Proceeds from sale of treasury stock	573	234	605
Net increase in deposits	8,802	124,729	127,549
Cash dividends paid	(6,351)	(5,211)	(4,276)
Repayment of other borrowings	(18)	(30,275)	(13,500)
Proceeds from other borrowings	121,250	24,000	32,198
Net increase (decrease) in securities sold under repurchase agreements and short-term borrowings	(54,343)	(21,612)	71,337
Acquisition of treasury stock	(1,819)	(1,436)	(2,443)
Net cash provided by financing activities	70,951	92,562	213,189
Increase (decrease) in Cash and Due from Banks	(599)	4,235	(3,174)
Cash and due from banks, beginning of year	30,420	26,185	29,359
Cash and due from banks, end of year	$ 29,821	$ 30,420	$ 26,185
Supplemental Disclosures:			
Interest paid	$ 34,021	$ 39,055	$ 29,808
Income tax payments	10,031	4,331	6,903
Change in unrealized gain (loss) on securities available for sale — net of tax	5,545	13,074	(17,160)

See notes to consolidated financial statements.

Dollars in thousands, except per share and share amounts

1 Summary of Significant Accounting Policies

Description of Operations and Basis of Presentation — The consolidated financial statements include the accounts of Hudson Valley Holding Corp. and its wholly-owned subsidiary, Hudson Valley Bank (the "Bank"), (collectively the "Company"). The Bank offers a broad range of lending and depository products to businesses, individuals and government units through 12 branches and a business center in Westchester County, New York, and one branch in Bronx County, New York. All inter-company accounts are eliminated. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates. An estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management utilizes the work of professional appraisers for significant properties.

Securities — Securities are classified as either available for sale, representing securities the Bank may sell in the ordinary course of business, or as held for investment, representing securities the Bank has the ability and positive intent to hold until maturity. Securities available for sale are reported at fair value with unrealized gains and losses (net of tax) excluded from operations and reported in other comprehensive income. Securities held for investment are stated at amortized cost (specific identification). There were no securities held for investment at December 31, 2001 and 2000. The amortization of premiums and accretion of discounts is determined by using the level yield method to the earlier of the call or maturity date. Securities are not acquired for purposes of engaging in trading activities. Realized gains and losses from sales of securities are determined using the specific identification method.

Loans — Loans are reported at their outstanding principal balance, net of charge-offs, and deferred loan origination fees and costs. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loan or commitment as an adjustment to yield, or taken directly into income when the related loan is sold or commitment expires.

Loans Held for Sale — Loans held for sale are valued at the lower of cost or market, decreases in the carrying value, if any, are reported in earnings. Realized gains or losses on sales of loans are reported in earnings in the period the sale occurs. There were no loans held for sale at December 31, 2001 and 2000.

Interest Rate Contracts — The Company, from time to time, uses various interest rate contracts such as forward rate agreements, interest rate swaps, caps and floors, primarily as hedges against specific assets and liabilities. Statement of Financial Accounting (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS Statement No. 133", which became effective on January 1, 2001, requires that all derivative instruments, including interest rate contracts, be recorded on the balance sheet at their fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has two interest rate floor contracts, $25 million with a 4.5% strike rate and $25 million with a 4.0% strike rate, which do not qualify for hedge accounting under SFAS No. 133. Accordingly, the contracts were accounted for at fair value with the resulting net gain of $832,000 included in other income as of December 31, 2001. Under prior accounting, these contracts were accounted for as hedges, with the premiums paid for them being amortized against interest income over the life of the contract. The transition adjustment resulting from the adoption of SFAS No. 133 as of January 1, 2001 was not significant.

Allowance for Loan Losses — The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio based on ongoing quarterly assessments of the estimated losses. The Bank's methodology for assessing the appropriateness of the allowance consists of several key components, which include a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance. The specific allowance incorporates the results of measuring impaired loans as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans. A loan is recognized as impaired when it is probable that principal and/or interest are not collectible in accordance with the loan's contractual terms. A loan is not deemed to be impaired if there is a short delay in receipt of payment or if, during a longer period of delay, the Company expects to collect all amounts due including interest accrued at the contractual rate during the period of delay. Measurement of impairment can be based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. If the fair value of the impaired loan is less than the related recorded amount, a specific valuation allowance is established within the allowance for loan losses or a writedown is charged against the allowance for loan losses if the impairment is considered to be permanent. Measurement of impairment does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment such as the Company's portfolios of home equity loans, real estate mortgages, installment and other loans.

The formula allowance is calculated by applying loss factors to outstanding loans by type. Loss factors are based on historical loss experience. New loan types, for which there has been no historical loss experience, as explained further below, is one of the considerations in determining the appropriateness of the unallocated allowance.

The appropriateness of the unallocated allowance is reviewed by management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of the Bank and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan portfolio. Senior management reviews these conditions quarterly. Management's evaluation of the loss related to these conditions is reflected in the unallocated allowance. Due to the inherent uncertainty in the process, management does not attempt to quantify separate amounts for each of the conditions considered in estimating the unallocated component of the allowance. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits or portfolio segments.

Actual losses can vary significantly from the estimated amounts. The Bank's methodology permits adjustments to the allowance in the event that, in management's judgment, significant factors which affect the collectibility of the loan portfolio as of the evaluation date have changed.

Management believes the allowance for loan losses is the best estimate of probable losses which have been incurred as of December 31, 2001 and 2000. There is no assurance that the Company will not be required to make future adjustments to the allowance in response to changing economic conditions, particularly in the Bank's service area, since the majority of the Bank's loans are collateralized by real estate. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments at the time of their examination.

Loan Restructurings — Loan restructurings are renegotiated loans for which concessions have been granted to the borrower that the Company would not have otherwise granted. Restructured loans are returned to accrual status when said loans have demonstrated performance, generally evidenced by six months of payment performance in accordance with the restructured terms, or by the presence of other significant factors.

Income Recognition on Loans — Interest on loans is accrued monthly. Net loan origination and commitment fees are deferred and recognized as an adjustment of yield over the lives of the related loans. Loans, including impaired loans, are placed on a non-accrual status when management believes that interest or principal on such loans may not be collected in the normal course of business. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against interest income. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, in accordance with management's judgment as to the collectability of principal. Loans can be returned to accruing status when they become current as to principal and interest, demonstrate a period of performance under the contractual terms, and when, in management's opinion, they are estimated to be fully collectible.

Premises and Equipment — Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally 3 to 31.5 years. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the asset.

Other Real Estate Owned — Real estate properties acquired through loan foreclosure are recorded at the lower of cost or estimated fair value, net of estimated selling costs, at time of foreclosure. Credit losses arising at the time of foreclosure are charged against the allowance for loan losses. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value. Routine holding costs are charged to expense as incurred. Any gains on dispositions of such properties reduce OREO expense.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the change is enacted.

Transfers of Financial Assets — In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", replacing SFAS No. 125. SFAS No. 140 revises the standard for accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities, providing consistent guidelines for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for transfers, servicing, or extinguishments occurring after March 31, 2001, except for certain provisions relating to the accounting and disclosure for secured borrowings and collateral, for which the effective date was December 15, 2000. The adoption of the remaining provisions of this statement did not have a material impact on the Company's financial position or results of operations.

Business Combinations — In July 2001, the FASB issued SFAS No. 141, "Business Combination" ("SFAS No. 141"). SFAS No. 141 requires that the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS No. 141 on July 1, 2001 did not have a significant impact on its financial position or results of operations.

Stock-Based Compensation — SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Earnings per Common Share — SFAS No. 128, "Earnings per Share," establishes standards for computing and presenting earnings per share. The statement requires disclosure of basic earnings per common share (i.e. common stock equivalents are not considered) and diluted earnings per common share (i.e. common stock equivalents are considered using the treasury stock method) on the face of the statement of operations, along with a reconciliation of the numerator and denominator of basic and diluted earnings per share. Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per common share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, consisting solely of stock options, had been issued.

Weighted average common shares outstanding used to calculate basic and diluted earnings per share were as follows:

	[illegible]	2000	1999
Weighted average common shares:			
Basic	[illegible]	5,153,504	5,119,601
Effect of stock options	[illegible]	148,924	115,153
Diluted	[illegible]	5,302,428	5,234,754

In December 2001, 2000 and 1999 the Board of Directors of the Company declared 10 percent stock dividends. Share amounts have been retroactively restated to reflect the issuance of the additional shares.

Disclosures About Segments of an Enterprise and Related Information — SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for the way business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that business enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and holds assets, and about major customers, regardless of whether that information is used in making operating decisions. The Company has one operating segment, "Community Banking."

Pending Accounting Pronouncements.

Goodwill and Other Intangible Assets — In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which became effective January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization as well as provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles and the identification of reporting units for purposes of assessing future impairments of goodwill. SFAS No. 142 also requires a transitional goodwill impairment test six months for the date of adoption. The adoption of SFAS No. 142 by the Company on January 1, 2002 did not have a significant impact on its financial positions or results of operations.

Accounting for the Impairment or Disposal of Long-Lived Assets — In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("SFAS No. 144") which supersedes SFAS No. 121 and portions of APB Opinion No. 30. This statement addresses the recognition of an impairment loss for long-lived assets to be held and used, or disposed of by sale or otherwise. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of SFAS No. 144 by the Company on January 1, 2002 did not have a significant impact on its financial positions or results of operations.

Other — Certain 2000 and 1999 amounts have been reclassified to conform to the 2001 presentation.

2 Securities

	December 31							
	2001				2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Classified as Available for Sale								
U.S. Treasury and government Agencies	[illegible]	[illegible]	[illegible]	[illegible]	$225,591	$ 546	$2,923	$223,214
Mortgage-backed securities	[illegible]	[illegible]	[illegible]	[illegible]	281,663	1,322	2,216	280,769
Obligations of states and Political subdivisions	155,742	[illegible]	[illegible]	[illegible]	144,024	3,735	311	147,448
Other debt securities	[illegible]	[illegible]	[illegible]	[illegible]	2,564	—	182	2,382
Total debt securities	[illegible]	[illegible]	[illegible]	[illegible]	653,842	5,603	5,632	653,813
Equity securities	[illegible]	[illegible]	—	[illegible]	851	365	—	1,216
Total	[illegible]	[illegible]	[illegible]	[illegible]	$654,693	$5,968	$5,632	$655,029

At December 31, 2001, securities having a stated value of approximately $459,961 were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

Gross losses of $180 and gross gains of $692 and $19 were recorded as a result of securities available for sale sold or redeemed in 2001, 2000 and 1999 respectively. Applicable income taxes relating to such transactions were $(75), $284 and $5 in 2001, 2000 and 1999, respectively.

The contractual maturity of all debt securities held at December 31, 2001 is shown below. Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Contractual Maturity		
Within 1 year	$109,272	$109,828
After 1 but within 5 years	88,898	92,013
After 5 but within 10 years	64,999	66,033
After 10 years	2,228	2,244
Mortgage-backed Securities	348,116	352,770
Total	$613,513	$622,888

3 Credit Commitments and Concentrations of Credit Risk

The Bank has outstanding, at any time, a significant number of commitments to extend credit and also provide financial guarantees to third parties. Those arrangements are subject to strict credit control assessments. Guarantees specify limits to the Bank's obligations. The amounts of those loan commitments and guarantees are set out in the following table. Because many commitments and almost all guarantees expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows.

	2001	2000
	Contract Amount	Contract Amount
Credit commitments	$130,197	$114,538
Guarantees written	$ 4,749	$ 5,123

The majority of loan commitments have terms up to one year, with either a floating interest rate or contracted fixed interest rates ranging from 3.75% to 6.75% Guarantees written generally have terms up to one year.

Loan commitments and guarantees written have off-balance-sheet credit risk because only origination fees and accruals for probable losses are recognized in the balance sheet until the commitments are fulfilled or the guarantees expire. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that, in accordance with the requirements of SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," collateral or other security would have no value.

The Bank's policy is to require customers to provide collateral prior to the disbursement of approved loans. For loans and financial guarantees, the Bank usually retains a security interest in the property or products financed or other collateral which provides repossession rights in the event of default by the customer.

Concentrations of credit risk (whether on or off-balance-sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Bank does not have a significant exposure to any individual customer or counterparty. A geographic concentration arises because the Bank operates principally in Westchester County and Bronx County, New York. Loans and credit commitments collateralized by real estate are as follows:

	Residential Property	Commercial Property	Total
2001			
Loans	**$174,859**	**$263,336**	**$438,195**
Credit commitments	**24,307**	**78,693**	**103,000**
	$199,166	**$342,029**	**$541,195**
2000			
Loans	$155,449	$214,604	$370,053
Credit commitments	12,495	42,023	54,518
	$167,944	$256,627	$424,571

The credit risk amounts represent the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to have no value. The Bank has experienced little difficulty in accessing collateral when required.

4 Loans

The loan portfolio is comprised of the following:

	December 31	
	2001	2000
Real Estate:		
Commercial	$210,840	$181,735
Construction	52,496	32,869
Residential	174,859	155,449
Commercial and industrial	140,573	110,555
Individuals	11,324	10,677
Lease financing	13,262	20,970
Total	609,874	512,255
Deferred loan fees	(1,479)	(1,338)
Allowance for loan losses	(8,018)	(4,816)
Loans, net	$600,377	$506,101

The Bank has established credit policies applicable to each type of lending activity in which it engages. The Bank evaluates the credit worthiness of each customer and extends credit based on credit history, ability to repay and market value of collateral. The customers' credit worthiness is monitored on an ongoing basis. Additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are bank deposits and marketable securities. While collateral provides assurance as a secondary source of repayment, the Bank ordinarily requires the primary source of payment to be based on the borrower's ability to generate continuing cash flows.

A summary of the activity in the allowance for loan losses follows:

	December 31		
	2001	2000	1999
Balance, beginning of year	$ 4,816	$4,047	$3,103
Add (deduct):			
Provision for loan losses	4,350	1,144	600
Recoveries on loans previously charged-off	280	53	454
Charge-offs	(1,428)	(428)	(110)
Balance, end of year	$ 8,018	$4,816	$4,047

The recorded investment in impaired loans at December 31, 2001 was $2,485, for which an allowance of $807 has been established. At December 31, 2000, the recorded investment in impaired loans was $2,148, for which an allowance of $125 had been established. Generally, the fair value of these loans was determined using the fair value of the underlying collateral of the loan.

The average investment in impaired loans during 2001, 2000 and 1999 was $2,317, $2,154 and $1,682, respectively. During the years reported, no income was recorded on impaired loans during the portion of the year that they were impaired.

Loans which were restructured prior to adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and non-accrual loans at December 31, 2001, 2000 and 1999 and related interest income are summarized as follows:

	2001		2000		1999	
	Non-Accrual Loans	Restructured Loans	Non-Accrual Loans	Restructured Loans	Non-Accrual Loans	Restructured Loans
Amount	$3,573	—	$4,584	—	$3,855	$323
Interest income recorded	—	—	—	—	—	34
Interest income that would have been recorded under the original contract terms	334	—	586	—	507	17

Non-accrual loans at December 31, 2001 and 2000 include $2,485 and $2,148, respectively, of loans considered to be impaired under SFAS No. 114.

Loans made directly or indirectly to employees, directors or principal shareholders were approximately $17,239 and $14,535 at December 31, 2001 and 2000, respectively. During 2001, new loans granted to these individuals and the effects of changes in board member composition totaled $4,026 and payments totaled $1,322.

5 Premises and Equipment

A summary of premises and equipment follows:

	December 31	
	2001	2000
Land	$ 1,139	$ 1,139
Buildings	10,452	10,367
Leasehold improvements	2,106	2,094
Furniture, fixtures and equipment	11,592	11,377
Automobiles	321	219
Total	25,610	25,196
Less accumulated depreciation and amortization	13,481	11,851
Premises and equipment, net	$12,129	$13,345

6 Other Borrowings

Borrowings with original maturities of one year or less totaled $143,529 and $197,872 at December 31, 2001 and 2000, respectively. Such short-term borrowings consisted of securities sold under agreements to repurchase of $143,529 and $136,622 at December 31, 2001 and 2000, respectively, and at December 31, 2000 borrowings from the Federal Home Loan Bank of New York (FHLB) of $51,250 and $10,000 of other overnight borrowings. Other borrowings totaled $209,191 and $87,959 at December 31, 2001 and 2000, respectively, consisting of borrowings from FHLB with stated maturities of ten years and 1 to 4 year call options.

Interest expense on all borrowings totaled $14,067, $15,043 and $12,212 in 2001, 2000 and 1999, respectively. The following table summarizes the average balances, weighted average interest rates and the maximum month-end outstanding amounts of securities sold under agreements to repurchase and FHLB borrowings for each of the years:

	2001	2000	1999
Average balance:			
Short-term	[illegible]	$165,993	$147,502
Other Borrowings	[illegible]	89,011	93,254
Weighted average interest rate:			
Short-term	[illegible]	6.1%	4.9%
Other Borrowings	[illegible]	5.5	5.4
Maximum month-end outstanding amount:			
Short-term	[illegible]	$197,889	$219,484
Other Borrowings	[illegible]	94,229	94,234

As of December 31, 2001 and 2000, these borrowings were collateralized by loans and securities with an estimated fair value of $370,356 and $280,853, respectively.

In addition, at December 31, 2001, the Bank had available unused lines of credit of $120 million from FHLB, and $25 million from correspondent banks. In addition, the Bank has $100 million in available borrowings under Retail CD Agreements with two major investment banking firms, all of which are subject to various terms and conditions.

7 Income Taxes

A reconciliation of the income tax provision and the amount computed using the federal statutory rate is as follows:

	Years Ended December 31					
	2001		2000		1999	
Income tax at statutory rate	[illegible]	[illegible]	$ 7,474	34.0%	$ 6,340	34.0%
State income tax, net of Federal benefit	[illegible]	[illegible]	472	2.1	432	2.3
Tax-exempt interest income	[illegible]	[illegible]	(2,032)	(9.2)	(1,865)	(10.0)
Non-deductible expenses and other	[illegible]	[illegible]	(89)	(0.4)	(263)	(1.4)
Provision for income taxes	[illegible]	[illegible]	$ 5,825	26.5%	$ 4,644	24.9%

The components of the provision for income taxes (benefit) are as follows:

	Years Ended December 31		
	2001	2000	1999
Federal:			
Current	[illegible]	$ 866	$3,734
Deferred	[illegible]	4,218	255
State:			
Current	[illegible]	206	559
Deferred	[illegible]	535	96
Total	[illegible]	$5,825	$4,644

The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

	December 31, 2001		December 31, 2000	
	Asset	Liability	Asset	Liability
Allowance for loan losses	$3,243		$1,917	
Treasury securities		$ 375		$ 504
Supplemental pension benefit	1,334		1,112	
Minimum pension liability	480		473	
Deferred compensation	597		659	
Securities available for sale		4,088		146
Interest on non-accrual loans	263		249	
Undistributed income from subsidiary		5,345		5,187
Depreciation		188		226
Other	21		1	
	$6,038	$9,996	$4,411	$6,063

8 Stockholders' Equity and Stock Options

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on their financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

Management believes, as of December 31, 2001, that both the Company and the Bank meet all capital adequacy requirements to which they are subject.

The following summarizes the capital requirements and capital position at December 31, 2001 and 2000:

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
Bank Only	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:						
Total Capital (To Risk Weighted Assets)	$ 96,754	15.7%	$49,435	8.0%	$61,794	10.0%
Tier 1 Capital (To Risk Weighted Assets)	91,938	14.9	24,717	4.0	37,076	6.0
Tier 1 Capital (To Average Assets)	91,938	7.4	49,755	4.0	62,194	5.0
As of December 31, 2001:						
Total Capital (To Risk Weighted Assets)	**$114,590**	**16.5%**	**$55,667**	**8.0%**	**$69,583**	**10.0%**
Tier 1 Capital (To Risk Weighted Assets)	**106,572**	**15.3**	**27,833**	**4.0**	**41,750**	**6.0**
Tier 1 Capital (To Average Assets)	**106,572**	**7.9**	**53,992**	**4.0**	**67,490**	**5.0**

	Actual		Minimum For Capital Adequacy Purposes	
Consolidated	Amount	Ratio	Amount	Ratio
As of December 31, 2000:				
Total Capital (To Risk Weighted Assets)	$ 97,147	15.6%	$49,874	8.0%
Tier 1 Capital (To Risk Weighted Assets)	92,331	14.8	24,937	4.0
Tier 1 Capital (To Average Assets)	92,331	7.3	50,332	4.0
As of December 31, 2001:				
Total Capital (To Risk Weighted Assets)	**$115,059**	**16.5%**	**$55,735**	**8.0%**
Tier 1 Capital (To Risk Weighted Assets)	**107,041**	**15.4**	**27,867**	**4.0**
Tier 1 Capital (To Average Assets)	**107,041**	**7.9**	**54,027**	**4.0**

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Stock Dividend

In December 2001 and 2000 the Board of Directors of the Company declared 10 percent stock dividends. Share and per share amounts have been retroactively restated to reflect the issuance of the additional shares.

Stock Options

The Company has stock option plans that provide for the granting of options to directors, certain officers, and to all eligible employees. Options to purchase 411,424 shares of common stock were outstanding at December 31, 2001 under all plans. The stock options are exercisable at prices that approximate the market value of the Company's stock at dates of grant. Certain options become exercisable in up to five annual installments, commencing one year from date of grant. Other options become exercisable in their entirety, upon completion of 5 years of service. Options have a maximum duration of 10 years.

Stock option transactions under the Plans were as follows:

Outstanding Options	Shares Underlying Options	Weighted Average Exercise Price Per Share
As of January 1, 1999	423,325	$13.00
Granted	82,292	25.38
Cancelled or expired	(71,609)	14.56
Exercised	(116,321)	14.65
As of December 31, 1999	317,687	15.25
Granted	170,009	26.48
Cancelled or expired	(4,849)	23.83
Exercised	(102,712)	20.77
As of December 31, 2000	380,135	18.68
Granted	158,841	30.77
Cancelled or expired	(3,916)	28.02
Exercised	(123,636)	23.10
As of December 31, 2001	**411,424**	**$21.93**
Exercisable as of December 31, 2001	**371,649**	**$21.07**
Available for future grant	**460,949**	

The following table summarizes the range of exercise prices of the Company's stock options outstanding and exercisable at December 31, 2001:

			Weighted Average	
	Exercise Price	Number of Options	Remaining Life (yrs)	Exercise Price
	$ 7.15 to $15.08	136,299	3.3	$11.88
	15.10 to 26.48	152,889	7.3	24.09
	26.51 to 35.50	122,236	8.5	30.44
	$ 7.15 to $35.50	411,424	6.3	$21.93
Exercisable	$ 7.15 to $35.50	371,649	6.1	$21.07
Not Exercisable	$21.23 to $35.50	39,775	8.8	$29.99

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to account for stock-based compensation plans in accordance with APB No. 25, rather than adopt the accounting requirements of SFAS No. 123. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income			
As reported	$18,881	$16,158	$14,004
Pro forma	18,558	15,807	13,710
Basic earnings per share			
As reported	$ 3.61	$ 3.14	$ 2.74
Pro forma	[illegible]	3.07	2.68
Diluted earnings per share			
As reported	$ 3.52	$ 3.05	$ 2.68
Pro forma	3.42	2.98	2.62

The fair value (present value of the estimated future benefit to the option holder) of each option grant in 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 3.5%, 3.5% and 3.4%; expected volatility of 10%, 10% and 12%; risk-free interest rates of 4.36%, 5.05% and 6.42% and expected life of 6 years for 2001, 2000 and 1999. All option grants expire within 10 years of the date of grant. The weighted average fair value of options granted during 2001, 2000 and 1999 was $3.08, $3.42 and $4.15, respectively.

9 Benefit Plans

The Hudson Valley Bank Employees' Defined Contribution Pension Plan covers substantially all employees. Pension costs accrued and charged to current operations include 5 percent of each participant's earnings during the year. Pension costs charged to other operating expenses (including pension costs for directors) totaled approximately $785, $400 and $522 in 2001, 2000 and 1999, respectively.

The Hudson Valley Bank Employees' Savings Plan covers substantially all employees. The Bank matches 25 percent of employee contributions annually, up to 4 percent of base salary. Savings Plan costs charged to expense totaled approximately $67, $64 and $56 in 2001, 2000 and 1999, respectively.

The Company does not offer its own stock as an investment to participants of the Employees' Savings Plan. The Company's matching contribution under the Employees' Savings Plan as well as its contribution to the Defined Contribution Pension Plan is in the form of cash. Neither plan holds any shares of the Company's Stock.

Additional retirement benefits are provided to certain officers pursuant to supplemental plans. Costs for the officers' supplemental pension plan totaled approximately $650, $605 and $640 in 2001, 2000 and 1999, respectively. The Bank records an additional minimum pension liability to the extent that its accumulated pension benefit obligation exceeds the fair value of pension plan assets and accrued pension liabilities. This additional minimum pension liability is offset by an intangible asset, not to exceed prior service costs and of the pension plan. Amounts in excess of prior service costs are reflected as a reduction in other comprehensive income net of related tax benefits.

The following tables set forth the status of the Bank's plans as of December 31, 2001 and 2000:

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 4,995	$ 4,729
Service cost	223	193
Interest cost	356	364
Actuarial (gain) loss	634	38
Benefits paid	(499)	(329)
Benefit obligation at end of year	5,709	4,995
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Actual return on assets	—	—
Employer contributions	499	329
Benefits paid	(499)	(329)
Fair value of plan assets at end of year	—	—
Funded status	(5,709)	(4,995)
Unrecognized transition obligation	318	409
Unrecognized prior service cost	317	362
Unrecognized net loss	1,665	1,321
Accrued benefit cost	$(3,409)	$(2,903)
Weighted average assumptions:		
Discount rate	7%	7%
Expected return on plan assets	—	—
Rate of compensation increase	4%	4%
Components of net periodic benefit cost:		
Service cost	$ 223	$ 193
Interest cost	356	364
Expected return on plan assets	—	—
Amortization of transition obligation	91	91
Amortization of prior service cost	44	44
Amortization of net loss	321	93
Net periodic benefit cost	$ 1,035	$ 785

Set forth below is a summary of the amounts reflected in the Bank's balance sheets as of December 31:

	2001	2000
Accrued benefit liability	$ (5,245)	$(4,857)
Intangible asset	635	770
Accumulated other comprehensive income (pre-tax net reduction in equity)	1,201	1,184
Accrued benefit cost	$ (3,409)	$(2,903)

10 Commitments, Contingent Liabilities and Other Disclosures

The Company is obligated under leases for certain of its branches and equipment. Minimum rental commitments for bank premises and equipment under noncancelable operating leases are as follows:

Year ending December 31,	
2002	$ 868
2003	585
2004	292
2005	234
Thereafter	403
Total minimum future rentals	$2,382

Rent expense for premises and equipment was approximately $833, $783 and $778 in 2001, 2000 and 1999, respectively. In the normal course of business, there are various outstanding commitments and contingent liabilities which are not reflected in the consolidated balance sheets. No losses are anticipated as a result of these transactions.

In the ordinary course of business, the Company is party to various legal proceedings, none of which, in the opinion of management, will have a material effect on the Company's consolidated financial position or results of operations.

At December 31, 2001, the Company was a party to two interest rate floor agreements, as more fully discussed in Note 1 to these consolidated financial statements. These agreements are subject to the counterparties' ability to perform in accordance with the terms of the agreements.

Cash Reserve Requirements

The Bank is required to maintain average reserve balances under the Federal Reserve Act and Regulation D issued thereunder. Such reserves totaled approximately $941 at December 31, 2001 and $849 at December 31, 2000.

Restrictions on Funds Transfers

There are various restrictions which limit the ability of a bank subsidiary to transfer funds in the form of cash dividends, loans or advances to the parent company. Under federal law, the approval of the primary regulator is required if dividends declared by the Bank in any year exceed the net profits of that year, as defined, combined with the retained net profits for the two preceding years.

11 Segment Information

The Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

General information required by SFAS No. 131 is disclosed in the Consolidated Financial Statements and accompanying notes. The Company operates only in the U.S. domestic market, primarily the counties of Westchester and Bronx, New York. For the years ended December 31, 2001, 2000 and 1999, there is no customer that accounted for more than 10% of the Company's revenue.

12 Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the estimated fair value of certain financial instruments. These estimated fair values as of December 31, 2001 and 2000 have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop estimates of fair value. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.

	December 31, 2001		December 31, 2000	
(In millions)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Financial assets for which carrying value approximates fair value	$108.1	$108.1	$ 84.2	$ 84.2
Securities, FHLB stock and accrued interest	640.1	640.1	671.5	671.5
Loans and accrued interest	611.1	614.1	514.2	517.0
Interest Rate Floor Contracts	0.8	0.8	0.1	0.0
Liabilities:				
Deposits with no stated maturity and accrued interest	655.6	655.6	531.5	531.5
Time deposits and accrued interest	224.1	233.0	351.0	351.7
Securities sold under repurchase agreements and other short-term borrowings and accrued interest	148.8	148.8	198.8	198.8
Other borrowings and accrued interest	210.3	208.2	88.6	87.0
Financial liabilities for which carrying value approximates fair value	—	—	14.9	14.9

The estimated fair value of the indicated items was determined as follows:

Financial assets for which carrying value approximates fair value — The estimated fair value approximates carrying amount because of the immediate availability of these funds or based on the short maturities and current rates for similar deposits. Cash and due from banks as well as Federal funds sold are reported in this line item.

Securities, FHLB stock and accrued interest — The fair value was estimated based on quoted market prices or dealer quotations. FHLB stock and accrued interest are stated at their carrying amounts.

Loans and accrued interest — The fair value of loans was estimated by discounting projected cash flows at the reporting date using current rates for similar loans, reduced by specific and general loan loss allowances. Additionally, under SFAS No. 114, all loans considered impaired are reported at either the fair value of collateral or present value of expected future cash flows. Accrued interest is stated at its carrying amount.

Deposits with no stated maturity and accrued interest — The estimated fair value of deposits with no stated maturity and accrued interest, as applicable, are considered to be equal to their carrying amounts.

Time deposits and accrued interest — The fair value of time deposits has been estimated by discounting projected cash flows at the reporting date using current rates for similar deposits. Accrued interest is stated at its carrying amount.

Securities sold under repurchase agreements and other short-term borrowings and accrued interest — The estimated fair value of these instruments approximate carrying amount because of their short maturities and variable rates. Accrued interest is stated at its carrying amount.

Other borrowings and accrued interest — The fair value of callable FHLB advances was estimated by discounting projected cash flows at the reporting date using the rate applicable to the projected call date option. Accrued interest is stated at its carrying amount.

Interest rate floor contracts — The fair value was estimated using quoted market prices or dealer quotations.

13 Condensed Financial Information of Hudson Valley Holding Corp. (Parent Company Only)

Condensed Balance Sheets
December 31, 2001 and 2000
Dollars in thousands

	2001	2000
Assets		
Cash	$ 444	$ 208
Investment in subsidiary	112,625	92,753
Equity securities	[illegible]	816
Total Assets	[illegible]	$93,777
Liabilities and Stockholders' Equity		
Other liabilities	$ [illegible]	$ 432
Stockholders' equity	[illegible]	93,345
Total Liabilities and Stockholders' Equity	[illegible]	$93,777

Condensed Statements of Income
For the years ended December 31, 2001, 2000 and 1999
Dollars in thousands

	2001	2000	1999
Dividends from the Bank	$ [illegible]	$ 3,926	$ 4,900
Dividends from equity securities	30	29	26
Other income	—	25	7
Operating expenses	221	375	67
Income before equity in undistributed earnings in the Bank	[illegible]	3,605	4,866
Equity in undistributed earnings of the Bank	[illegible]	12,553	9,138
Net Income	$ [illegible]	$16,158	$14,004

Condensed Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999
Dollars in thousands

	2001	2000	1999
Operating Activities:			
Net income	$ [illegible]	$16,158	$14,004
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of the Bank	[illegible]	(12,553)	(9,138)
Increase in other liabilities	[illegible]	83	12
(Increase) decrease in other assets	—	26	(21)
Other changes, net	—	2	—
Net cash provided by operating activities	[illegible]	3,716	4,857
Investing Activities:			
Proceeds from sales of equity securities	—	275	—
Purchase of equity securities	(21)	(23)	(184)
Net cash (used) provided by investing activities	(21)	252	(184)
Financing Activities:			
Proceeds from issuance of common stock and sale of treasury stock	[illegible]	2,367	2,324
Acquisition of treasury stock	[illegible]	(1,436)	(2,443)
Cash dividends paid	[illegible]	(5,211)	(4,270)
Net cash used in financing activities	[illegible]	(4,280)	(4,389)
Increase (decrease) in Cash and Due from Banks	[illegible]	(312)	284
Cash and due from banks, beginning of year	208	520	236
Cash and due from banks, end of year	$ 444	$ 208	$ 520

January 29, 2002

To the Stockholders of Hudson Valley Holding Corp.

Consolidated Financial Statements

The management of Hudson Valley Holding Corp. and its subsidiary, Hudson Valley Bank, (collectively the "Company"), is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements and all other information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the stockholders, the Board of Directors and committees of the Board of Directors. Management believes all representations made to the independent auditors during their audit were valid and appropriate.

Internal Control

Management is responsible for establishing and maintaining effective internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with accounting principles generally accepted in the United States of America and, for Hudson Valley Bank, in conformity with the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income (Call Report Instructions). The internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the Company's internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with accounting principles generally accepted in the United States of America and, for Hudson Valley Bank, in conformity with the Call Report Instructions as of December 31, 2001. This assessment was based on criteria for effective internal control over financial reporting, including safeguarding of assets, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with accounting principles generally accepted in the United States of America and, for Hudson Valley Bank, in conformity with the Call Report Instructions, as of December 31, 2001.

Audit Committee

The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of the Company's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors, which selection is then ratified by the stockholders. The Audit Committee meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's consolidated financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Compliance With Laws and Regulations

Management is also responsible for ensuring compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation (FDIC) as safety and soundness laws and regulations.

Management assessed Hudson Valley Bank's compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that Hudson Valley Bank has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 2001.

James J. Landy	**Stephen R. Brown**
President &	Senior Executive Vice President,
Chief Executive Officer	Chief Operating Officer & Chief Financial Officer

Deloitte & Touche

To the Board of Directors and Stockholders

Hudson Valley Holding Corp.

We have examined management's assertion, included in the accompanying Management's Report to Stockholders, that Hudson Valley Holding Corp. and its subsidiary, Hudson Valley Bank (collectively the "Company") maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with accounting principles generally accepted in the United States of America and, for Hudson Valley Bank, in conformity with the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income as of December 31, 2001 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO report). Management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that the Company maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with accounting principles generally accepted in the United States of America and, for Hudson Valley Bank, in conformity with the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income as of December 31, 2001, is fairly stated, in all material respects, based on the criteria established in the COSO report.

Deloitte & Touche LLP
Stamford, Connecticut
January 29, 2002

Corporate Office
21 Scarsdale Road
Yonkers, NY 10707
(914) 961-6100

Subsidiaries
Hudson Valley Bank
Hudson Valley Investment Corp.
HVB Leasing Corp.
Grassy Sprain Real Estate Holdings, Inc.

Stock Transfer Agent & Registrar
Hudson Valley Bank
21 Scarsdale Road
Yonkers, NY 10707
(914) 961-6100

Correspondent Banks
Bank of New York
Federal Home Loan Bank of New York
First Tennessee Bank
FleetBoston Financial Corp.
J. P. Morgan Chase & Company
M&T Bank N.A.
PNC Bank, Delaware

HUDSON VALLEY BANK: 17 BRANCHES

Westchester: 14 Branches

Elmsford
37 East Main Street
Elmsford, NY 10523
(914) 592-1214

Mount Kisco
664 Main Street
Mount Kisco, NY 10549
(914) 241-7135

Mount Vernon
403 East Sandford Boulevard
Mount Vernon, NY 10550
(914) 668-2655

New Rochelle
5 Huguenot Street
New Rochelle, NY 10801
(914) 576-9780

Peekskill
1835 East Main Street
Peekskill, NY 10566
(914) 736-9416

Port Chester
500 Westchester Avenue
Port Chester, NY 10573
(914) 937-9747

Thornwood
233 Marble Avenue
Thornwood, NY 10594
(914) 769-8661

White Plains
328 Central Avenue
White Plains, NY 10606
(914) 948-4400

Yonkers

Main Branch
35 East Grassy Sprain Road
Yonkers, NY 10710
(914) 771-3275

Getty Square Branch
61 South Broadway
Yonkers, NY 10701
(914) 968-8375

Headquarters Branch
21 Scarsdale Road
Yonkers, NY 10707
(914) 768-6876
(Opening – Spring 2002)

Lake Avenue Branch
150 Lake Avenue
Yonkers, NY 10703
(914) 968-9191

McLean Avenue Branch
865 McLean Avenue
Yonkers, NY 10704
(914) 237-7800

Rockledge Branch
512 South Broadway
Yonkers, NY 10705
(914) 965-5621

Bronx: 2 Branches

Allerton Branch
975 Allerton Avenue
Bronx, NY 10469
(718) 655-0227
(Opened – March 2002)

Tremont Branch
3130 East Tremont Avenue
Bronx, NY 10461
(718) 892-4830

Manhattan: 1 Branch

Lincoln Building Branch
60 East 42nd St.
Suite 1836
New York, NY 10165
(212) 949-1974
(Opening – Spring 2002)

Design:
Bloch Graulich Whelan Inc. / New York

HUDSON VALLEY HOLDING CORP.
21 Scarsdale Road
Yonkers, NY 10707
www.hudsonvalleybank.com